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                                                                   Exhibit 4.17


                                                                 APRIL 24, 1996
PDG ENVIRONMENTAL

PROPOSED TERM SHEET FOR LOAN EXTENSION AGREEMENT

NOTHING IN THIS PROPOSAL IS BINDING ON EITHER PARTY UNTIL A MUTUALLY ACCEPTABLE AGREEMENT IS SIGNED BY BOTH PARTIES

With respect to the

1)     Revolving Loans:    O/S Principal of $500,000 and $1,919,993.71
       Term Loan:          O/S Principal $478,792.57

2) CVD will extend the maturity date of the loans from December 31, 1996 to May 1, 1997.

3) Upon the sale of the PDGR shares by PDGE for proceeds of at least $1.4M, all of which are paid directly to CVD to paydown the outstanding loan balances, CVD will re-advance $325,000 to PDGE under the existing LC for working capital purposes.

4) If PDGE, prior to July 24, 1996, has not sold the PDGR shares then CVD would have the option to immediately or at any time thereafter to acquire the PDGR shares for $1 per share (the "Purchase Price") with such purchase price to be credited to the outstanding loan balance. Following the exercise of such option:

       a) If CVD subsequently sells the shares for more than $1 per share, the Purchase Price would be increased (and the loan balance decreased) by 100% of the difference between the proceeds from CVD's sale and the original Purchase Price. This adjustment mechanism survives only until the earlier of the maturity date of the loan or an Event of Default.

       b) If CVD subsequently sells the shares for less than $1 per share, the Purchase Price would be decreased (and the loan balance increased) by 100% of the difference between the proceeds from CVD's sale and the original Purchase Price. This adjustment mechanism survives until the loan is repaid in full.

       c) CVD will not sell the shares for less than the "Floor Price" per share. The Floor Price is equal to the lesser of A)$1 or B) PDGR's Tangible Book Value as per the January 31, 1996 audited financial statements, adjusted for i) sales or writedowns of fixed assets currently anticipated and ii) any payments made or provisions for payments with regards to the existing class action lawsuit.

       d) Until the earlier of the maturity date of the loan or the sale of the PDGR shares by CVD, CVD will be obligated, upon PDGE's request, to sell the PDGR shares to third parties identified by PDGR who will pay $1 or more per share.

5) No other rights, obligations, etc of the loan agreements will be affected by this loan modification.

6) PDGE and PDGR will make best efforts to register PDGE's PDGR shares as soon as possible.


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PDG ENVIRONMENTAL                          CVD Financial